Exhibit 12
WYNDHAM WORLDWIDE CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Six Months Ended June 30,
	2013	2012
Earnings available to cover fixed charges:
Income before income taxes	$252	$250
Less: Income from equity investees	1	1
	251	249
Plus: Fixed charges	121	126
Amortization of capitalized interest	1	3
Net loss attributable to noncontrolling interest	—	1
Less: Capitalized interest	2	2
Earnings available to cover fixed charges	$371	$377
Fixed charges (a):
Interest	$106	$111
Capitalized interest	2	2
Interest portion of rental expense	13	13
Total fixed charges	$121	$126
Ratio of earnings to fixed charges	3.07x	2.99x

(a)
Consists of interest expense on all indebtedness (including costs related to the amortization of deferred financing costs), capitalized interest and the portion of operating lease rental expense that is representative of the interest factor.

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